Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-264872

Prospectus Supplement No. 1

(To Prospectus Dated September 26, 2022)

Grab Holdings Limited

76,247,666 CLASS A ORDINARY SHARES,

50,000 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES AND

50,000 CLASS A ORDINARY SHARES UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 26, 2022 (as supplemented to date, the “Prospectus”), related to the offer and resale from time to time by the selling securityholders identified in the Prospectus or their pledgees, donees, transferees, assignees or other successors-in-interest that receive any of the securities being offered and resold hereunder as a gift, distribution, or other non-sale related transfer of (a) up to 76,247,666 Class A Ordinary Shares, (b) up to 50,000 Warrants, and (c) up to 50,000 Class A Ordinary Shares issuable upon exercises of the Warrants, with the information contained in our Report on Form 6-K, furnished with the Securities and Exchange Commission on November 16, 2022 (the “Form 6-K”).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Ordinary Shares and Warrants are listed on the Nasdaq Stock Market LLC, or “NASDAQ,” under the trading symbols “GRAB” and “GRABW,” respectively. On November 15, 2022, the closing price for our Class A Ordinary Shares on NASDAQ was $3.13 per share. On November 15, 2022, the closing price for our Warrants on NASDAQ was $0.55 per unit.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2022.

Grab Reports Third Quarter 2022 Results

•	Q3 Revenue of $382 million, up 143% year-over-year

•	Q3 GMV of $5.1 billion, up 26% year-over-year

•	Q3 Loss of $342 million, a 65% improvement year-over-year

•	Achieved segment adjusted EBITDA breakeven for overall Deliveries and Core Food Deliveries

Group Key Operational and Financial Highlights

($ in millions, unless otherwise stated)	Q3 2022	Q3 2021	YoY % Change	YoY % Change (Constant Currency)
	(unaudited)	(unaudited)
Operating metrics:
GMV	5,080	4,038	26%	32%
MTUs (millions of users)	33.5	25.9	30%
GMV per MTU ($)	151	156	-3%	2%
Partner incentives	199	187	6%
Consumer incentives	277	271	2%

Financial measures:
Revenue	382	157	143%	156%
Loss for the period	(342)	(988)	65%
Total Segment Adjusted EBITDA	47	(33)	NM
Adjusted EBITDA	(161)	(212)	24%

•

Revenue rose 143% YoY to $382 million in the third quarter of 2022, or 156% on a constant currency basis[1], primarily driven by strong growth in Mobility and Deliveries revenue, representing 101% and 250% YoY growth, respectively.

•	Total GMV grew 26% YoY or 32% YoY on a constant currency basis, primarily due to a strong recovery in our mobility segment and continued growth in Deliveries.

•

During the quarter, our performance was impacted by foreign exchange currency translations. Quarter-over-quarter (“QoQ”) revenue grew 19% and GMV was flat, respectively, while they grew by 23% and 4% QoQ, respectively, on a constant currency basis.

•	During the quarter, incentives came down to 9.4% as a percentage of GMV, compared to 11.4% for the same period last year and 10.4% for the previous quarter.

•

Loss for the quarter was $342 million, a 65% improvement YoY, primarily due to the elimination of the non-cash interest expense of Grab’s convertible redeemable preference shares that converted to ordinary shares in December 2021. Our loss for the quarter included a $42 million non-cash expense from fair value changes on investments, and $90 million in non-cash stock-based compensation expense.

•

Adjusted EBITDA was negative $161 million, an improvement of 24%, compared to negative $212 million for the same period last year as we continued to grow GMV and optimize incentive spend as a percentage of GMV across our business.

•

Adjusted EBITDA margin was (3.2)%, an improvement of 209 basis points YoY and 145 basis points compared to the second quarter of 2022. For the first time, Deliveries segment adjusted EBITDA margins turned positive at 0.4%, compared to (0.9)% for the same period last year and (1.4)% for the second quarter of 2022. Our Core Food Deliveries business also recorded positive adjusted EBITDA for the third quarter of 2022.

[1]

We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

•

Regional corporate costs[2] as a percentage of GMV was 4.1%, an improvement from 4.4% of GMV for the third quarter of 2021 and 4.2% for the previous quarter. We have slowed our pace of hiring, streamlined some functions, and reduced other overhead expenditure.

•	Cash liquidity totaled $7.4 billion at the end of the third quarter, while our net cash liquidity was $5.3 billion.

•	In the third quarter of 2022:

I.

MTUs grew 30% YoY, accelerating from 12% YoY in the second quarter of 2022 and 10% YoY in the first quarter 2022, primarily driven by the strong recovery in Mobility as countries reopened and international and domestic travel resumed. GMV per MTU declined by 3% compared to the same period of last year, but grew 2% on a constant currency basis.

II.	Cross-vertical penetration rates continued to improve, with 62% of MTUs using two or more offerings on Grab platform, up from 56% compared to the same period last year.

III.

72% of our two-wheel drivers[3] performed both food delivery and mobility jobs on Grab, up from 65% in the third quarter of 2021 and 69% in the second quarter of 2022. In the quarter, the number of active driver-partners with a loan from Grab has more than doubled YoY and outstanding balance from driver-partner loans has grown by nearly 3 times YoY.

Third Quarter Segment Financial and Operational Highlights

Deliveries

($ in millions, unless otherwise stated)	Q3 2022	Q3 2021	YoY % Change	YoY % Change (Constant Currency)
	(unaudited)	(unaudited)
Operating metrics:
GMV	2,439	2,318	5%	11%
Commission Rate	21.2%	18.2%

Financial measures:
Revenue	171	49	250%	271%
Segment Adjusted EBITDA	9	(22)	NM

•

Revenue for deliveries recorded strong growth, up 250% YoY, or 271% on a constant currency basis, primarily driven by our disciplined approach to reducing incentives as a percentage of GMV as we focus on driving higher quality GMV transactions, and contributions from Jaya Grocer. Commission rate[4] rose to 21.2%, up from 18.2% for the same period last year.

•

GMV for Deliveries was up 5% YoY, or 11% YoY on a constant currency basis, supported by a YoY increase in MTUs. GMV declined by 1% QoQ but grew by 2% QoQ on a constant currency basis. Both Food Deliveries and Non-Food Deliveries category GMV continued to grow resiliently YoY.

•

Deliveries segment adjusted EBITDA turned positive for the first time, primarily due to optimization of our incentive spend, and contributions from Jaya Grocer. Food Delivery also turned adjusted EBITDA positive in the third quarter of 2022.

[2]

Regional corporate costs are costs that are not attributed to any of the business segments, including certain regional research and development expenses, general and administrative expenses and marketing expenses. These regional research and development expenses also include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses.

[3]	Based on Indonesia, Vietnam and Thailand driver base
[4]

Commission rate is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, as a percentage of GMV, over the period of measurement.

Mobility

($ in millions, unless otherwise stated)	Q3 2022	Q3 2021	YoY % Change	YoY % Change (Constant Currency)
	(unaudited)	(unaudited)
Operating metrics:
GMV	1,086	529	105%	115%
Commission Rate	23.2%	23.8%

Financial measures:
Revenue	176	88	101%	110%
Segment Adjusted EBITDA	135	64	112%

•

Revenue for Mobility recorded strong growth, up 101% YoY, or 110% on a constant currency basis, primarily driven by the strong demand recovery following the easing of COVID-19 restrictions and our efforts to improve active driver supply across the region.

•	Mobility GMV was up 105% YoY, or 115% YoY on a constant currency basis, as demand remained strong. GMV from airport rides as a percentage of total Mobility GMV also continued to increase.

•	Mobility segment adjusted EBITDA as a percentage of GMV improved by 41 basis points to 12.5% of GMV, compared to 12.0% in the same period last year.

•

During the quarter, we continued to streamline and expedite the onboarding process across countries to enable drivers access to more leasing vehicles. Grab’s monthly average active driver-partners in the third quarter of 2022 was 80% of pre-COVID levels in the fourth quarter of 2019.

Financial Services

($ in millions, unless otherwise stated)	Q3 2022	Q3 2021	YoY % Change	YoY % Change (Constant Currency)
	(unaudited)	(unaudited)
Operating metrics:
Pre-Interco Total Payment Volume (TPV)	3,833	3,140	22%	28%
GMV	1,507	1,150	31%	36%
Commission Rate	2.9%	2.5%

Financial measures:
Revenue	20	14	44%	53%
Segment Adjusted EBITDA	(104)	(76)	(38)%

•

Revenue for Financial Services recorded strong growth, up 44% YoY, or 53% YoY on a constant currency basis, primarily driven by higher GMV, and higher contributions from our lending business. Commission rates increased to 2.9% in the third quarter of 2022 from 2.5% in the same period last year.

•	GMV for Financial Services was up 31% YoY in the quarter, or 36% YoY on a constant currency basis, as we continued to benefit from the reopening post-COVID.

•

Segment adjusted EBITDA for the quarter declined 38% YoY, due to higher expenses in our Digibank operations. As a result of our strategic initiatives to focus on ecosystem transactions and streamline our GrabFin cost base, segment adjusted EBITDA for the quarter improved 9% QoQ.

•

Loan disbursements for the quarter rose 121% YoY and were up 7% QoQ. In the quarter, the number of active driver-partners with a loan from Grab has more than doubled YoY while maintaining low single digits nonperforming loans.

Enterprise and New Initiatives

($ in millions, unless otherwise stated)	Q3 2022	Q3 2021	YoY % Change	YoY % Change (Constant Currency)
	(unaudited)	(unaudited)
Operating metrics:
GMV	48	41	18%	23%

Financial measures:
Revenue	15	7	113%	127%
Segment Adjusted EBITDA	8	1	820%

•

Revenue and GMV from Enterprise and New Initiatives rose 113% and 18% YoY, respectively, or 127% and 23%, respectively, on a constant currency basis, driven by growing contributions from our Advertising services.

•	Segment adjusted EBITDA rose 9 times in the quarter compared to the same period last year, primarily driven by lowered incentives as a percentage of GMV.

Other Events

Grab’s Board of Directors has approved the repurchase of up to $750 million of our outstanding Term Loan B. This loan facility was issued in January 2021, with a five-year tenor and a principal amount of $2 billion.

About Grab

Grab is Southeast Asia’s leading superapp based on GMV in 2021 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in over 480 cities in eight countries in the Southeast Asia region – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a triple bottom line: to simultaneously deliver financial performance for its shareholders and have a positive social and environmental impact in Southeast Asia.

Forward-Looking Statements

This document and the announced investor webcast contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the webcast, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19 and currency exchange fluctuations; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of Grab’s registration statement on Form F-1 and the prospectus therein, and other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Unaudited Financial Information

Grab’s unaudited selected financial data for the three months and nine months ended September 30, 2022 and 2021 included in this document and the investor webcast is based on financial data derived from the Grab’s management accounts that have not been reviewed or audited.

Non-IFRS Financial Measures

This document and the investor webcast include references to non-IFRS financial measures, which include: Adjusted EBITDA, Segment Adjusted EBITDA, Total Segment Adjusted EBITDA and Adjusted EBITDA margin. Grab uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses: Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs. However, there are a number of limitations related to the use of non-IFRS financial measures, and as such, the presentation of these non-IFRS financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. See below for additional explanations about the non-IFRS financial measures, including their definitions and a reconciliation of these measures to the most directly comparable IFRS financial measures. With regard to forward-looking non-IFRS guidance and targets provided in this document and the investor webcast, Grab is unable to provide a reconciliation of these forward-looking non-IFRS measures to the most directly comparable IFRS measures without unreasonable efforts because the information needed to reconcile these measures is dependent on future events, many of which Grab is unable to control or predict.

Explanation of non-IFRS financial measures:

•

Adjusted EBITDA is a non-IFRS financial measure calculated as net loss adjusted to exclude: (i) interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses.

•	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

•	Total Segment Adjusted EBITDA is a non-IFRS financial measure, representing the sum of Adjusted EBITDA of our four business segments.

•	Adjusted EBITDA margin is a non-IFRS financial measure calculated as Adjusted EBITDA divided by Gross Merchandise Value.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
($ in millions, unless otherwise stated)	$	$	$	$
Loss for the period	(342)	(988)	(1,349)	(2,454)
Net interest expenses	7	472	52	1,335
Other income	3	(9)	(1)	(20)
Income tax expenses	4	4	7	6
Depreciation and amortization	38	86	110	256
Share-based compensation expenses	90	106	322	247
Unrealized foreign exchange gain	(5)	(5)	(10)	(9)
Impairment losses on goodwill and non-financial assets	*	*	3	1
Fair value change on investments	42	113	175	66
Restructuring costs	2	1	3	1
Legal, tax and regulatory settlement provisions	*	8	6	33

Adjusted EBITDA	(161)	(212)	(682)	(538)
Regional corporate costs	208	179	634	526

Total Segment Adjusted EBITDA	47	(33)	(48)	(12)

Segment Adjusted EBITDA
Deliveries	9	(22)	(82)	(45)
Mobility	135	64	342	268
Financial services	(105)	(76)	(322)	(239)
Enterprise and new initiatives	8	1	14	4

Total Segment Adjusted EBITDA	47	(33)	(48)	(12)

*	Amount less than $1 million

This document and the investor webcast also includes “Pre-InterCo” data that does not reflect elimination of intragroup transactions, which means such data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions.

We compare the percent change in our current period results from the corresponding prior period using constant currency. We present constant currency growth rate information to provide a framework for assessing how our underlying GMV and revenue performed excluding the effect of foreign currency rate fluctuations. We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

Operating Metrics

Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of a consumer’s spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare, Grab’s aggregate operating results, which captures significant trends in its business over time.

Total Payments Volume (TPV) means total payments volume received from consumers, which is an operating metric defined as the value of payments, net of payment reversals, successfully completed through our platform.

Monthly Transacting User (MTUs) is defined as the monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Commission rate represents the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, as a percentage of GMV, over the period of measurement.

Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by Grab from those driver- and merchant-partners.

Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Industry and Market Data

This document also contains information, estimates and other statistical data derived from third party sources (including Euromonitor), including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, and as such neither Grab nor the third-party sources (including Euromonitor) can guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Unaudited Summary of Financial Results

Condensed consolidated statement of profit or loss and other comprehensive income

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
($ in millions, except for per share data)	$	$	$	$
Revenue	382	157	931	553
Cost of revenue	(321)	(266)	(968)	(773)
Other income	3	3	9	19
Sales and marketing expenses	(66)	(51)	(208)	(156)
General and administrative expenses	(150)	(152)	(481)	(395)
Research and development expenses	(116)	(93)	(356)	(260)
Net impairment losses on financial assets	(17)	2	(39)	(8)
Other expenses	(5)	(1)	(6)	(1)

Operating loss	(290)	(401)	(1,118)	(1,021)
Finance income	38	13	70	74
Finance costs	(82)	(594)	(287)	(1,495)

Net finance costs	(44)	(581)	(217)	(1,421)
Share of loss of equity-accounted investees (net of tax)	(4)	(2)	(7)	(6)

Loss before income tax	(338)	(984)	(1,342)	(2,448)
Income tax expense	(4)	(4)	(7)	(6)

Loss for the period	(342)	(988)	(1,349)	(2,454)

Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	—	*	*	*
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	(52)	(21)	(106)	(25)

Other comprehensive loss for the period, net of tax	(52)	(21)	(106)	(25)

Total comprehensive loss for the period	(394)	(1,009)	(1,455)	(2,479)

Loss attributable to:
Owners of the Company	(327)	(970)	(1,297)	(2,394)
Non-controlling interests	(15)	(18)	(52)	(60)

Loss for the period	(342)	(988)	(1,349)	(2,454)

Total comprehensive loss attributable to:
Owners of the Company	(378)	(990)	(1,402)	(2,416)
Non-controlling interests	(16)	(19)	(53)	(63)

Total comprehensive loss for the period	(394)	(1,009)	(1,455)	(2,479)

Loss per share:
Basic	$(0.08)	$(3.66)	$(0.34)	$(9.69)
Diluted	$(0.08)	$(3.66)	$(0.34)	$(9.69)

*	Amount less than $1 million

Condensed consolidated statement of financial position

	September 30, 2022	December 31, 2021
($ in millions, unless otherwise stated)	$	$
Non-current assets
Property, plant, and equipment	470	441
Intangible assets and goodwill	904	675
Associates and joint venture	110	14
Deferred tax assets	7	5
Other investments	1,311	1,241
Prepayments and other assets	129	127

	2,931	2,503

Current assets
Inventories	42	4
Trade and other receivables	310	255
Prepayments and other assets	223	185
Other investments	4,114	3,240
Cash and cash equivalents	2,447	4,991

	7,136	8,675

Total assets	10,067	11,178

Equity
Share capital and share premium	22,250	21,529
Reserves	475	606
Accumulated losses	(15,879)	(14,402)

Equity attributable to owners of the Company	6,846	7,733
Non-controlling interests	46	286

Total equity	6,892	8,019

Non-current liabilities
Warrant liabilities	13	54
Loans and borrowings	2,004	2,031
Provisions	17	18
Other liabilities	122	27
Deferred tax liabilities	17	3

	2,173	2,133

Current liabilities
Loans and borrowings	117	144
Provisions	36	35
Trade payables and other liabilities	845	844
Current tax liabilities	4	3

	1,002	1,026

Total liabilities	3,175	3,159

Total equity and liabilities	10,067	11,178

Condensed consolidated statement of cash flow

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
($ in millions, unless otherwise stated)	$	$	$	$
Cash flows from operating activities
Loss before income tax	(338)	(984)	(1,342)	(2,448)
Adjustments for:
Amortization of intangible assets	4	59	14	177
Depreciation of property, plant and equipment	34	26	96	79
Impairment of property, plant and equipment	*	*	3	1
Equity-settled share-based payment	90	106	322	246
Finance costs	82	594	287	1,495
Net impairment loss on financial assets	17	(2)	39	8
Finance income	(38)	(13)	(70)	(74)
Loss on disposal of property, plant and equipment	*	*	*	*
Loss on disposal of associates	—	—	—	(2)
Share of loss of equity-accounted investees (net of tax)	4	2	7	6
Change in provisions	(1)	8	*	6

	(146)	(204)	(644)	(506)
Changes in:
- Inventories	4	*	11	(1)
- Deposits pledged	4	—	(7)	—
- Trade and other receivables	51	(23)	(116)	(66)
- Trade and other payables	26	(42)	(8)	8

Cash used in operations	(61)	(269)	(764)	(565)
Income tax paid	(9)	(4)	(19)	(8)

Net cash used in operating activities	(70)	(273)	(783)	(573)

Cash flows from investing activities
Acquisition of property, plant and equipment	(13)	(17)	(35)	(37)
Purchase of intangible assets	(1)	(3)	(8)	(5)
Proceeds from disposal of property, plant and equipment	2	4	7	22
Acquisition of subsidiaries with non-controlling interests, net of cash acquired	(3)	—	(168)	—
Acquisition of additional interest in associate	(74)	—	(109)	(9)
Proceeds from disposal of associate	—	—	—	8
Net acquisition of other investments	(86)	(461)	(1,121)	(1,076)
Restricted cash	—	*	—	(95)
Interest received	15	8	32	22

Net cash used in investing activities	(160)	(469)	(1,402)	(1,170)

Cash flows from financing activities
Proceeds from exercise of share options	1	*	1	44
Payment of share listing and associated expenses	—	—	(39)	—
Proceeds from bank loans	23	16	88	1,959
Repayment of bank loans	(58)	(36)	(207)	(124)
Payment of lease liabilities	(8)	(8)	(24)	(19)
Proceeds from issuance of convertible redeemable preference shares	—	—	—	263
Proceeds from subscription of shares in subsidiaries by non-controlling interests	29	225	29	442
Deposit pledged	(10)	—	(3)	—
Interest paid	(48)	(35)	(119)	(76)

Net cash (used in)/ from financing activities	(71)	162	(274)	2,489

Net (decrease)/ increase in cash and cash equivalents	(301)	(580)	(2,459)	746
Cash and cash equivalents at beginning of the period	2,628	3,296	4,838	2,004
Effect of exchange rate fluctuations on cash held	(43)	(14)	(95)	(48)

Cash and cash equivalents at end of the period	2,284	2,702	2,284	2,702

*	Amount less than $1 million